Exhibit 12.2

TAMPA ELECTRIC COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Tampa Electric Company’s ratio of earnings to fixed charges for the periods indicated.

	3-months ended Mar. 31,	12-months ended Mar. 31,	Year Ended Dec 31,
(millions)	2015	2015	2014	2013	2012	2011	2010

Income from continuing operations, before income taxes	$99.4	$420.2	$416.2	$364.4	$368.9	$380.7	$386.6
Interest expense	29.9	117.8	115.8	112.7	129.9	141.9	143.9
Earnings before taxes and fixed charges	$129.3	$538.0	$532.0	$477.1	$498.8	$522.6	$530.5

Interest expense	$29.9	$117.8	$115.8	$112.7	$129.9	$141.9	$143.9
Total fixed charges	$29.9	$117.8	$115.8	$112.7	$129.9	$141.9	$143.9

Ratio of earnings to fixed charges	4.32x	4.57x	4.59x	4.23x	3.84x	3.68x	3.69x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium and an estimate of the interest component of rentals.  Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals.